Exhibit 1A-6.5

PR Proposal forHDLNovember 24, 2021Prepared for:Steve Coy

Services & Fees for HDL

**Fees are for retainer services only, and do not include project or extraordinary expenses such as wire press release distribution, non-local travel, etc.*

Total Fee	$11,000/month

Earned Media	($9,000/month)
	● Build customized media list
	    ○ Including the Power 10
	● Forge new media relationships and enhance existing ones
	● Expert source and company announcement pitching
	● Interview prep, facilitation, and follow up
	● Build events and awards calendar
	● Availability to join larger marketing strategy sessions
	● Two press releases per quarter
	● 1 award submission per quarter
	● Media train company thought leader
	    ○ An additional media training one additional thought leader (two total per quarter)
	● Vet, pitch, & prepare for one (virtual or in-person) speaking opportunity per quarter

Owned Media	($2,000/month)
	● Corporate content strategy development
	● Copy edit up to 2 content pieces per month
	● Create 1 content piece (blog post or equivalent) per month
	    ○ Examples:
	        ■ Sustainable Business Newsletter (creating inspiration)
	        ■ Founder's Post (showing gratitude)

	■ MarketWizards (CEO needing to be viewed as a peer) ● 12 hours of multimedia (design/animation/video editing) per quarter ○ All hours beyond the 12 contracted hours will be billed at a discounted rate of $100/hr.

Framework

- Agenda-driven, standing bi-weekly meetings with HDL and 3Points.
- Practice quarterly OKRs as a disciplined goal-setting process to connect 3Points' work to HDL strategy.
- Dedicated account team with access via preferred communication channels (Slack, text, email, etc.).

Terms

- This proposal is valid for 30 days after it is delivered (delivered on November 24, 2021).

3Points Team

- Drew Mauck, CEO
    - As the founder and head of 3Points Communications, Drew Mauck leads our firm's strategic communications efforts and empowers our talented staff to continually deliver meaningful results. With over 15 years of media relations and corporate branding expertise, he is passionate about crafting clear and compelling messages that turn talk into action. He has earned coverage for his clients in some of the world's most recognizable media outlets, including *The Wall Street Journal*, *Barron's*, *CNBC*, *Bloomberg*, *Financial Times*, and *Institutional Investor*.

- Delilah Bennett, Account Director

- Delilah Bennett joined 3Points in June 2019. As the firm's account director, she provides strategic insight on earned, owned and social media services, and serves as the lead contact for 3Points' key accounts. Prior to her role at 3Points, Delilah spent two years in business development at EAB, an education company in D.C. She earned her B.S. in business and Spanish & Portuguese from Vanderbilt University.

- Spencer Doar, Head of Fintech
    - Spencer Doar joined 3Points in September 2019. Spencer leads the fintech team with an active hand, conceptualizing and drafting content for fintech clients, driving business development, and helping manage accounts. Prior to 3Points, Spencer spent five-plus years as a journalist in the listed derivatives industry. Spencer is a born and bred Chicagoan who acquired his B.A. in journalism from the University of Minnesota.

- Carly Cao, Account Coordinator
    - Carly is an account coordinator as of 2021. In this role, Carly provides account support in developing clients' communications strategies. Executing across earned, owned, and social media, she helps to create successful messaging to surround our clients' brands. She earned her B.A. from Trinity College.

- Jeffrey Rabin, Lead Graphic Designer
    - Having first started with graphic design nearly a decade ago, Jeffrey Rabin brings a wealth of experience and knowledge to the table. After graduating from Bradley University in 2018, he took on a multitude of freelance clients, helping build brands from the ground up, and eventually landed at 3Points. Whether he is creating marketing material, a new logo, digital art, or anything in between, he proudly leads our design practice in fulfilling a variety of client needs.

LETTER OF AGREEMENT

This letter confirms the agreement ("Agreement") between HDL, with its principal place of business in Detroit, MI, USA, and 3Points Communications Company, an Illinois corporation with its principal place of business in Chicago, IL, USA ("3Points"), concerning 3Points' communications services for HDL.

Agency Responsibility
3Points shall provide professional communications services to HDL as outlined in this Proposal, including in the description of "Services & Fees for HDL" above.

Agency Compensation
HDL shall pay to 3Points the decided-upon monthly retainer in exchange for 3Points providing all services reasonably related to the areas outlined in the proposal portion of this document, including in the description of "Services & Fees for HDL " above. In addition to such services, this fee includes out-of-pocket expenses required for the execution of such services (including, but not limited to, media subscriptions, local transportation, office space, Internet, printing, postage, deliveries and telephone). Extraordinary expenses will be billed without markup, subject to HDL's prior written approval. These may include non-local travel (non-local travel is defined as transportation including flights, taxis, and/or public transportation, when traveling outside of Chicago to visit HDL or to act in a PR capacity on HDL's behalf), additional marketing communications projects or services, special programs and bulk copies.

Additional marketing projects will be billed only after HDL provides written approval of such projects. If a third-party vendor is approved for these projects and 3Points is receiving a management fee, then the vendor services would be billed without markup. Additional design support is available beyond the 8 hours that is built into the retainer on a quarterly basis at a rate of $100 per hour.

Indemnification
HDL will be responsible for the accuracy, completeness and propriety of information covering its products and services, which is furnished to 3Points by HDL in connection with the performance of the Agreement. It is mutually agreed that HDL will indemnify 3Points against any direct losses that may be incurred as a result of any claim, suit or proceeding made or brought against 3Points based upon the falsity or inaccuracy of any material or publicity which 3Points prepared, provided that said falsity or inaccuracy of such material or publicity was caused by information furnished to 3Points by HDL. 3Points will hold harmless, defend and indemnify HDL against any such claims if 3Points has not received written approval from HDL of such printed materials or information prior to any publication thereof or if any such claims arise from any action by 3Points unless HDL has an obligation to indemnify 3Points pursuant to the immediately preceding sentence above.

Limitation of Liability

Except for a breach of the obligations set forth in "Confidentiality" below, neither party shall be liable for any indirect, special or consequential damages whatsoever arising out of this Agreement even if the party has been advised of the possibility of such damages.

Ownership and Copyrights

All materials prepared for, and on behalf of HDL shall be HDL's property exclusively and will be given to HDL at HDL's request or upon termination of this Agreement.

Confidentiality

3Points, on behalf of itself and its employees, hereby covenants and agrees that it:

(a) will keep confidential any and all proprietary information disclosed to 3Points, whether oral or in writing concerning HDL's business and operations. Confidential Information includes, but is not limited to, corporate plans and strategies, new product information, customer identity and information, specifications, formulations and pricing information;

(b) will not disclose any Confidential Information to any person outside of the employment of 3Points, unless HDL has provided written consent for such disclosure, and in such event 3Points shall ensure such third parties are subject to confidentiality restrictions at least as protective as those provided herein; and

(c) will return to HDL all such Confidential Information in its possession at the termination of 3Points' services.

Notwithstanding anything to the contrary contained herein, the Confidentiality Obligations contained herein shall survive for a period of two years following termination of the Agreement.

Contracted Term
The contract is valid December 1, 2021, with a term of 4 months. If either party wishes to conclude the relationship, that must be given in writing during the third month of the relationship. Once the fourth month begins, the agreement changes to a rolling 90-day contract.

As such, the Agreement will continue on a 90-day rolling term, where each party shall have the right to terminate this Agreement so long as it has provided a 90-day written notice to the other party prior. That is, payment is required for 90 days after the written notice of termination is provided and services will likewise be provided for 90 days unless the client does not wish to receive them. Should neither party provide such notice of termination, this Agreement shall automatically continue until either party terminates it by giving ninety (90) days prior written notice. Any changes or amendments must be made in writing and executed by both parties. If the parties desire to significantly change the types of services provided by 3Points, the parties will agree upon a new retainer level that will reflect such changes.

Governing Law
This Agreement shall be governed by and construed in accordance with the internal laws of the State of Illinois without regard to conflict of law principles. Any litigation or arbitration between the parties which arises out of this Agreement shall be instituted and prosecuted only in the appropriate state or federal court or other tribunal situated in Chicago, Illinois. Parties hereby submit to the exclusive jurisdiction of such courts and tribunals for purposes of any such action and the enforcement of any judgment or order arising there from. Parties hereby waive any right to a change of venue and any and all objections to the jurisdiction of the state and federal courts and other tribunals located in Chicago, Illinois.

Employee Non-Compete
Per 3Points' standard employee non-compete agreements, if working with 3Points or within two years of working with 3Points, HDL hires an employee who works or has worked at 3Points in the previous two years, HDL must compensate 3Points with a one time buyout fee equal to one year of that employee's current salary. If the employee has already departed 3Points for any reason, the fee will be equal to one year of their annual salary at the time of their departure from 3Points. With this clause in place, 3Pointers are able to completely be immersed in HDL's business without the possibility of 3Points unethically losing an employee.

Relationship of the PartiesThe parties agree that 3Points shall perform its duties under this Agreement as an independent contractor. Nothingcontained herein shall be deemed to establish a partnership, joint venture, association, or employment relationshipbetween the parties. Personnel employed or retained by 3Points who perform duties related to this Agreement shallremain under the management and control of 3Points.AGREED TO AND ACCEPTEDAGREED TO AND ACCEPTEDSteve CoyAndrew MauckFounderCEOHDL3Points Communications Co.